SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

Information to be Included in Statements Filed Pursuant to § 240.13d-1(b), (c) and (d)

and Amendments Thereto Filed Pursuant to § 240.13d-2.

Under the Securities Exchange Act of 1934
(Amendment No.     )*

Perfect World Co., Ltd.

(Name of Issuer)

American Depositary Shares, evidenced by American Depositary

Receipts, each representing five Class B Ordinary Shares, par value $0.0001 per share

(Title of Class of Securities)

71372U104 (American Depositary Shares)

(CUSIP Number)

September 24, 2013

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 71372U104

1	Names of Reporting Persons Fosun International Limited

2	Check the Appropriate Box if a Member of a Group* (See Instructions)
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization Hong Kong

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 16,320,790

	6	Shared Voting Power 11,343,850

	7	Sole Dispositive Power 16,320,790

	8	Shared Dispositive Power 11,343,850

9	Aggregate Amount Beneficially Owned by Each Reporting Person 27,664,640

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares* ☐

11	Percent of Class Represented by Amount in Row 9 11.35%

12	Type of Reporting Person (See Instructions) CO

*      Number of shares is number of Class B Ordinary Shares, par value $0.0001 per share (“Class B Ordinary Shares”). Fosun International Limited holds 3,264,158 American Depositary Shares (“ADSs”), each representing 5 Class B Ordinary Shares.  Percent of class is based on 29,671,195 Class A Ordinary Shares, par value $0.0001 per share and 213,991,700 Class B Ordinary Shares reported as issued and outstanding at June 30, 2013 in the Issuer’s Form 6-K filed with the Securities and Exchange Commission on August 20, 2013.

Schedule 13G

CUSIP No. 71372U104

1	Names of Reporting Persons Peak Reinsurance Company Limited

2	Check the Appropriate Box if a Member of a Group* (See Instructions)
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization Hong Kong

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 0

	6	Shared Voting Power 11,343,850

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 11,343,850

9	Aggregate Amount Beneficially Owned by Each Reporting Person 11,343,850

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares* ☐

11	Percent of Class Represented by Amount in Row 9 4.66%

12	Type of Reporting Person (See Instructions) CO

*      Number of shares is number of Class B Ordinary Shares. Peak Reinsurance Company Limited holds 2,268,770 ADSs.  Percent of class is based on 29,671,195 Class A Ordinary Shares, par value $0.0001 per share and 213,991,700 Class B Ordinary Shares reported as issued and outstanding at June 30, 2013 in the Issuer’s Form 6-K filed with the Securities and Exchange Commission on August 20, 2013.

This Schedule 13G relates to American Depositary Shares (the “ADSs”), as evidenced by American Depositary Receipts, each representing five Class B Ordinary Shares, par value $0.0001 per share (the “Class B Ordinary Shares”) of Perfect World Co., Ltd., held by the Reporting Persons (defined below), which were previously the subject of a Schedule 13D filed with the Securities and Exchange Commission on July 6, 2012 (the “Original 13D”) by Fosun International Limited, as amended by Amendment No. 1 to the Original 13D filed on February 7, 2013, Amendment No. 2 to the Original 13D filed on March 15, 2013, Amendment No. 3 to the Original 13D filed on April 11, 2013, Amendment No. 4 to the Original 13D filed on April 22, 2013 and Amendment No. 5 to the Original 13D filed on September 26, 2013.

Item 1.
	(a)	Name of Issuer: Perfect World Co., Ltd.
	(b)	Address of Issuer’s Principal Executive Offices: Perfect World Plaza, Building 306, 86 Beiyuan Road Chaoyang District, Beijing 100101, People’s Republic of China (“China”)

Item 2.
(a)

Name of Person Filing:

This Schedule 13G is filed by Fosun International Limited (“Fosun International”), a company organized under the laws of the Hong Kong Special Administrative Region of China (“Hong Kong”) and Peak Reinsurance Company Limited (“Peak Reinsurance” and together with Fosun International, the “Reporting Persons”) a company organized under the laws of Hong Kong.

(b)

Address of Principal Business Office or, if none, Residence:

The address of the principal business office for Fosun International is Room 808, ICBC Tower, 3 Garden Road, Central, Hong Kong.  The address of the principal business office for Peak Reinsurance is Room 2107–11, ICBC Tower, 3 Garden Road, Central, Hong Kong

	(c)	Citizenship: See Item 2(a).
	(d)	Title of Class of Securities: American Depositary Shares, evidenced by American Depositary Receipts, each representing five Class B Ordinary Shares, par value $0.0001 per share
	(e)	CUSIP Number: 71372U104

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b), or §§ 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act.
	(b)	☐	Bank as defined in section 3(a)(6) of the Act.
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act.
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940.
	(e)	☐	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E).
	(f)	☐	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F).
	(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G).
	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act.
	(j)	☐	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J).
	(k)	☐	Group, in accordance with § 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution:____________________________

Item 4.	Ownership.

(a)       See Item 9 of the cover pages to this Schedule 13G for the aggregate number of Class B Ordinary Shares underlying the ADSs that are beneficially owned by each Reporting Person as of September 25, 2013.

(b)       See Item 11 of the cover pages to this Schedule 13G for the percentage of Class B Ordinary Shares underlying the ADSs that are beneficially owned by each Reporting Person as of September 25, 2013.

(c)        See Items 5 through 8 of the cover pages to this Schedule 13G for the number of Class B Ordinary Shares underlying the ADSs beneficially owned by each Reporting Person as of September 25, 2013 as to which there is sole or shared power to vote or direct the vote, and sole or shared power to dispose or direct the disposition.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.
Not applicable.

Item 8.	Identification and Classification of Members of the Group.
See Item 2.

Item 9.	Notice of Dissolution of Group.
Not applicable.

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 26, 2013

FOSUN INTERNATIONAL LIMITED

By:	/s/ Qin Xuetang
Qin Xuetang
Director

PEAK REINSURANCE COMPANY LIMITED

By:	/s/ Wang Qunbin
Wang Qunbin
Director